OPTIMUM FUND TRUST
BOARD OF TRUSTEES MEETING
SEPTEMBER 21-22, 2009

RESOLUTIONS – APPROVAL OF INSURANCE COVERAGE

RESOLVED, that with respect to each series of the Optimum Fund Trust (the “Trust”), the Board of Trustees and separately the Trustees who are not “interested persons” (as that term is defined in the Investment Company Act of 1940, as amended) (the “Independent Trustees”) hereby approves the proposed $2.5 million fidelity bond coverage to be provided by Federal Insurance Company, as discussed at this meeting, effective as of October 1, 2009; and it is further

RESOLVED, that the Board of Trustees and separately the Independent Trustees hereby approves the proposed $10 million directors’ and officers’ errors and omissions liability insurance policy for the Trust to be provided by Federal Insurance Company, and the proposed $5 million additional errors and omissions policy covering the Independent Trustees to be provided by XL Specialty Insurance Company, as discussed at this meeting, effective as of October 1, 2009; and it is further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to take such actions as may be required to amend the fidelity bond or errors and omissions insurance policy to include in the coverage new series of the Trust as of the effective date of the registration statement relating to such series filed with the Securities and Exchange Commission; and it is further

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed to provide such notices, execute such documents and take such other actions as may be necessary to carry out the intent of the foregoing resolutions.

p81951480_2009.htm - Generated by SEC Publisher for SEC Filing

         Chubb Group of Insurance Companies DECLARATIONS
             FINANCIAL INSTITUTION INVESTMENT
         15 Mountain View Road, Warren, New Jersey 07059COMPANY ASSET PROTECTION
      BOND

      NAME OF ASSURED (including its Subsidiaries): Bond Number: 81951480

      OPTIMUM FUND TRUST AND ITS SERIES
             FEDERAL INSURANCE COMPANY

      2005 MARKET STREET   Incorporated under the laws of Indiana
      PHILADELPHIA, PA 19103   a stock insurance company herein called the
      COMPANY
             Capital Center, 251 North Illinois, Suite 1100
             Indianapolis, IN 46204-1927

      ITEM 1.BOND PERIOD:from12:01 a.m. onOctober 1, 2009
          to12:01 a.m. onOctober 1, 2010

      ITEM 2.LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

       If “Not Covered” is inserted below opposite any specified INSURING
      CLAUSE, such INSURING CLAUSE
       and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any
       loss under INSURING CLAUSE 1. sustained by any Investment Company.

               DEDUCTIBLE
       INSURING CLAUSE  LIMIT OF LIABILITYAMOUNT
       1.Employee   $2,500,000$0
       2.On Premises  $2,500,000$10,000
       3.In Transit   $2,500,000$10,000
       4.Forgery or Alteration  $2,500,000$10,000
       5.Extended Forgery  $2,500,000$10,000
       6.Counterfeit Money  $2,500,000$10,000
       7.Threats to Person  $Not Covered$N/A
       8.Computer System  $2,500,000$10,000
       9.Voice Initiated Funds Transfer Instruction$2,500,000$10,000
       10.Uncollectible Items of Deposit $50,000$10,000
       11.Audit Expense  $25,000$None

      ITEM 3.THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
      FOLLOWING
       ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
       1-8

      IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be
      valid unless also signed by an authorized representative of the Company.

      ICAP Bond (5-98) - Federal
      Form 17-02-1421 (Ed. 5-98)Page 1 of 1

       The COMPANY, in consideration of payment of the required premium, and in reliance
       on the APPLICATION and all other statements made and information furnished to the
       COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
       Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
       for:

      Insuring Clauses

      Employee1.Loss resulting directly from Larceny or Embezzlement committed by any
      Employee, alone or in collusion with others.

      On Premises2.Loss of Property resulting directly from robbery, burglary, false pretenses,
         common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or
         control of the ASSURED, while such Property is lodged or deposited at premises
         located anywhere.

      In Transit3.Loss of Property resulting directly from common law or statutory larceny,
         misplacement, mysterious unexplainable disappearance, damage or destruction,
         while the Property is in transit anywhere:

         a.in an armored motor vehicle, including loading and unloading thereof,

         b.in the custody of a natural person acting as a messenger of the
      ASSURED,
          or

         c.in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

          (1)written records,

          (2)securities issued in registered form, which are not endorsed or are restrictively endorsed, or

          (3)negotiable instruments not payable to bearer, which are not endorsed
            or are restrictively endorsed.

         Coverage under this INSURING CLAUSE begins immediately on the receipt of
         such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative
         of the addressee located anywhere.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 1 of 19

      Insuring Clauses
      (continued)

      Forgery Or Alteration4.Loss resulting directly from:
         a.Forgery on, or fraudulent material alteration of, any bills of exchange,
          checks, drafts, acceptances, certificates of deposits, promissory notes, due
          bills, money orders, orders upon public treasuries, letters of credit, other
          written promises, orders or directions to pay sums certain in money,
or
          receipts for the withdrawal of Property, or

         b.transferring, paying or delivering any funds or other Property, or establishing
          any credit or giving any value in reliance on any written
      instructions, advices
          or applications directed to the ASSURED authorizing or acknowledging the
          transfer, payment, delivery or receipt of funds or other Property, which
          instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder
or
          subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either
          bear a Forgery or have been fraudulently materially altered without the
          knowledge and consent of such customer, shareholder, subscriber, financial
          institution or Employee;

         excluding, however, under this INSURING CLAUSE any loss covered under
         INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
         CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

         For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
         signature is treated the same as a handwritten signature.

      Extended Forgery5.Loss resulting directly from the ASSURED having, in good faith, and in the
         ordinary course of business, for its own account or the account of others in any
         capacity:

         a.acquired, accepted or received, accepted or received, sold or delivered, or
          given value, extended credit or assumed liability, in reliance on any original
          Securities, documents or other written instruments which prove to:

          (1)bear a Forgery or a fraudulently material alteration,

          (2)have been lost or stolen, or

          (3)be Counterfeit, or

         b.guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other
          obligation upon or in connection with any Securities, documents or other
          written instruments.

         Actual physical possession, and continued actual physical possession if taken as
         collateral, of such Securities, documents or other written instruments by an
         Employee, Custodian, or a Federal or State chartered deposit institution of the
         ASSURED is a condition precedent to the ASSURED having relied on such items.
         Release or return of such collateral is an acknowledgment by the
      ASSURED that it
         no longer relies on such collateral.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 2 of 19

      Insuring Clauses

      Extended Forgery  For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
      (continued)  signature is treated the same as a handwritten signature.

      Counterfeit Money6.Loss resulting directly from the receipt by the ASSURED in good faith of any
         Counterfeit money.

      Threats To Person7.Loss resulting directly from surrender of Property away from an office of the
         ASSURED as a result of a threat communicated to the ASSURED to do bodily
         harm to an Employee as defined in Section 1.e. (1), (2) and (5), a
      Relative or
         invitee of such Employee, or a resident of the household of such
      Employee, who
         is, or allegedly is, being held captive provided, however, that prior to the surrender
         of such Property:

         a.the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat,
      and

         b.the ASSURED has made a reasonable effort to notify the Federal Bureau of
          Investigation and local law enforcement authorities concerning such threat.

         It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
         ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
         ASSURED hereunder, but only with respect to the surrender of money, securities
         and other tangible personal property in which such Employee has a legal
      or
         equitable interest.

      Computer System8.Loss resulting directly from fraudulent:
         a.entries of data into, or

         b.changes of data elements or programs within,

         a Computer System, provided the fraudulent entry or change causes:

          (1)funds or other property to be transferred, paid or delivered,

          (2)an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

          (3)an unauthorized account or a fictitious account to be debited or credited.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 3 of 19

      Insuring Clauses
      (continued)

      Voice Initiated Funds9.Loss resulting directly from Voice Initiated Funds
      Transfer Instruction directed
      Transfer Instruction  to the ASSURED authorizing the transfer of dividends or redemption proceeds of
         Investment Company shares from a Customer's account, provided such
Voice
         Initiated Funds Transfer Instruction was:

         a.received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
          Instruction,

         b.made by a person purporting to be a Customer, and

         c.made by said person for the purpose of causing the ASSURED or
Customer
          to sustain a loss or making an improper personal financial gain for such
          person or any other person.

         In order for coverage to apply under this INSURING CLAUSE, all Voice
      Initiated
         Funds Transfer Instructions must be received and processed in accordance with
         the Designated Procedures outlined in the APPLICATION furnished to the
         COMPANY.

      Uncollectible Items of10.Loss resulting directly from the ASSURED having credited an account of a
      Deposit  customer, shareholder or subscriber on the faith of any Items of
      Deposit which
         prove to be uncollectible, provided that the crediting of such account causes:

         a.redemptions or withdrawals to be permitted,

         b.shares to be issued, or

         c.dividends to be paid,

      from an account of an Investment Company.

         In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
         APPLICATION before permitting any redemptions or withdrawals, issuing any
         shares or paying any dividends with respect to such Items of Deposit.

         Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

      Audit Expense11.Expense incurred by the ASSURED for that part of the cost of audits or
         examinations required by any governmental regulatory authority or self-regulatory
         organization to be conducted by such authority, organization or their appointee by
         reason of the discovery of loss sustained by the ASSURED and covered by this
         Bond.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 4 of 19

      General Agreements

      Additional CompaniesA.If more than one corporation, or Investment Company, or any combination of
      Included As Assured them is included as the ASSURED herein:
        (1)The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for
          which the COMPANY would be liable under this Bond if all such loss were
          sustained by any one of them.

        (2)Only the first named ASSURED shall be deemed to be the sole agent of the
          others for all purposes under this Bond, including but not limited to the giving
          or receiving of any notice or proof required to be given and for the purpose of
          effecting or accepting any amendments to or termination of this Bond.
      The
          COMPANY shall furnish each Investment Company with a copy of the
          Bond and with any amendment thereto, together with a copy of each formal
          filing of claim by any other named ASSURED and notification of the terms of
          the settlement of each such claim prior to the execution of such settlement.

        (3)The COMPANY shall not be responsible for the proper application of any
          payment made hereunder to the first named ASSURED.

        (4)Knowledge possessed or discovery made by any partner, director, trustee,
          officer or supervisory employee of any ASSURED shall constitute knowledge
          or discovery by all the ASSUREDS for the purposes of this Bond.

        (5)If the first named ASSURED ceases for any reason to be covered under this
          Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this
Bond.

      Representation Made ByB.The ASSURED represents that all information it has furnished in the
      Assured APPLICATION for this Bond or otherwise is complete, true and correct. Such
        APPLICATION and other information constitute part of this Bond.

        The ASSURED must promptly notify the COMPANY of any change in any fact
or
        circumstance which materially affects the risk assumed by the COMPANY under
        this Bond.

        Any intentional misrepresentation, omission, concealment or incorrect statement of
        a material fact, in the APPLICATION or otherwise, shall be grounds for recision of
        this Bond.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 5 of 19

      General Agreements
      (continued)

      Additional Offices OrC.If the ASSURED, other than an Investment Company, while this Bond is in force,
      Employees - Consolidation, merges or consolidates with, or purchases or acquires assets or liabilities of
      Merger Or Purchase Or another institution, the ASSURED shall not have the coverage afforded under this
      Acquisition Of Assets Or Bond for loss which has:
      Liabilities - Notice To (1)occurred or will occur on premises, or
      Company
        (2)been caused or will be caused by an employee, or
        (3)arisen or will arise out of the assets or liabilities,
        of such institution, unless the ASSURED:
        a. gives the COMPANY written notice of the proposed consolidation, merger or
          purchase or acquisition of assets or liabilities prior to the proposed effective
          date of such action, and
        b. obtains the written consent of the COMPANY to extend some or all of the
          coverage provided by this Bond to such additional exposure, and
        c. on obtaining such consent, pays to the COMPANY an additional premium.

      Change Of Control -D.When the ASSURED learns of a change in control (other than in an Investment
      Notice To Company Company), as set forth in Section 2(a) (9) of the
      Investment Company Act of
        1940, the ASSURED shall within sixty (60) days give written notice to the
        COMPANY setting forth:
        (1)the names of the transferors and transferees (or the names of the beneficial
          owners if the voting securities are registered in another name),
        (2)the total number of voting securities owned by the transferors and the
          transferees (or the beneficial owners), both immediately before and after the
          transfer, and
        (3)the total number of outstanding voting securities.
        Failure to give the required notice shall result in termination of coverage for any
        loss involving a transferee, to be effective on the date of such change in control.

      Court Costs AndE.The COMPANY will indemnify the ASSURED for court costs and reasonable
      Attorneys’ Fees attorneys' fees incurred and paid by the ASSURED in defense, whether or not
        successful, whether or not fully litigated on the merits and whether or not settled,
        of any claim, suit or legal proceeding with respect to which the ASSURED would
        be entitled to recovery under this Bond. However, with respect to
      INSURING
        CLAUSE 1., this Section shall only apply in the event that:
        (1)an Employee admits to being guilty of Larceny or Embezzlement,
        (2)an Employee is adjudicated to be guilty of Larceny or Embezzlement,
or

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 6 of 19

      General Agreements

      Court Costs And(3)in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
      Attorneys’ Fees an agreed statement of facts between the COMPANY and the
      ASSURED,
      (continued) that an Employee would be found guilty of Larceny or
      Embezzlement if
      such Employee were prosecuted.

       The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all
       pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
       The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable
       information and assistance as required by the COMPANY for such defense.

       If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall
       determine the existence, extent or amount of coverage under this Bond.

       If the amount demanded in any such suit or legal proceeding is within the
       DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal
       proceeding.

       If the amount demanded in any such suit or legal proceeding is in excess of the
       LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
       INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees
       incurred in defending all or part of such suit or legal proceedings is limited to the
       proportion of such court costs and attorney's fees incurred that the
      LIMIT OF
       LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
      INSURING
       CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

       If the amount demanded is any such suit or legal proceeding is in excess of the
       DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in
      ITEM
       2.of the DECLARATIONS for the applicable INSURING CLAUSE, the
       COMPANY'S liability for court costs and attorney's fees incurred in defending all or
       part of such suit or legal proceedings shall be limited to the proportion of such
       court costs or attorney's fees that the amount demanded that would be payable
       under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total
       amount demanded.

       Amounts paid by the COMPANY for court costs and attorneys' fees shall be in
       addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 7 of 19

      Conditions And
      Limitations

      Definitions1.As used in this Bond:
         a.Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are
          connected to the computer and which are under the control and supervision
          of the operating system(s) or application(s) software used by the
      ASSURED.

         b.Counterfeit means an imitation of an actual valid original which is intended
          to deceive and be taken as the original.

         c.Custodian means the institution designated by an Investment Company to
          maintain possession and control of its assets.

         d.Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
          Instruction.

         e.Employee means:

          (1)an officer of the ASSURED,

          (2)a natural person while in the regular service of the ASSURED at any of
            the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
            Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means
            by which such result is accomplished in the performance of such service,

          (3)a guest student pursuing studies or performing duties in any of the
      ASSURED'S premises,

          (4)an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

          (5)a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

          (6)an employee of an institution merged or consolidated with the
            ASSURED prior to the effective date of this Bond,

          (7)a director or trustee of the ASSURED, but only while performing acts
            within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 8 of 19

      Conditions And
      Limitations

      Definitions(8)each natural person, partnership or corporation authorized by written
      (continued)  agreement with the ASSURED to perform services as electronic data
         processor of checks or other accounting records related to such checks but
         only while such person, partnership or corporation is actually performing
         such services and not:

         a.creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

         b.acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

       (9)any partner, officer or employee of an investment advisor, an underwriter
         (distributor), a transfer agent or shareholder accounting recordkeeper, or an
         administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee
         of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
         Property of an Investment Company.

         The term Employee shall not include any partner, officer or employee of
      a
         transfer agent, shareholder accounting recordkeeper or administrator:

         a.which is not an "affiliated person" (as defined in Section 2(a) of the
          Investment Company Act of 1940) of an Investment Company or of
          the investment advisor or underwriter (distributor) of such Investment
          Company, or

         b.which is a "bank" (as defined in Section 2(a) of the Investment
      Company Act of 1940).

          This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or
          Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the
          ASSURED to the COMPANY, and the ASSURED shall execute all
          papers necessary to secure to the COMPANY the rights provided for herein.

         Each employer of persons as set forth in e.(4), (5) and (8) above and the
         partners, officers and other employees of such employers shall collectively
         be deemed to be one person for all the purposes of this Bond;
excepting,
         however, the fifth paragraph of Section 13.

         Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general
         character shall not be considered Employees.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 9 of 19

      Conditions And
      Limitations

      Definitionsf.Forgery means the signing of the name of another natural person with the
      (continued) intent to deceive but does not mean a signature which consists in whole or in
        part of one's own name, with or without authority, in any capacity for any
        purpose.

       g.Investment Company means any investment company registered under the
        Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

       h.Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

       i.Larceny or Embezzlement means larceny or embezzlement as defined in
        Section 37 of the Investment Company Act of 1940.

       j.Property means money, revenue and other stamps; securities; including any
        note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
        sharing agreement, collateral trust certificate, preorganization certificate or
        subscription, transferable share, investment contract, voting trust certificate,
        certificate of deposit for a security, fractional undivided interest in oil, gas, or
        other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of
        interest or participation in, temporary or interim certificate for, receipt for,
        guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders;
      money
        orders; travelers' letters of credit; bills of lading; abstracts of title; insurance
        policies, deeds, mortgages on real estate and/or upon chattels and interests
        therein; assignments of such policies, deeds or mortgages; other valuable
        papers, including books of accounts and other records used by the
        ASSURED in the conduct of its business (but excluding all electronic data
        processing records); and, all other instruments similar to or in the nature of
        the foregoing in which the ASSURED acquired an interest at the time of the
        ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

       k.Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
        Employee or partner and being related to them by blood, marriage or legal
        guardianship.

       l.Securities, documents or other written instruments means original
        (including original counterparts) negotiable or non-negotiable instruments, or
        assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business
        transferable by delivery of such instruments with any necessary endorsements or assignments.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 10 of 19

      Conditions And
      Limitations

      Definitions  m.Subsidiary means any organization that, at the inception date of this Bond,
      (continued)   is named in the APPLICATION or is created during the BOND
      PERIOD and
          of which more than fifty percent (50%) of the outstanding securities or voting
          rights representing the present right to vote for election of directors is owned
          or controlled by the ASSURED either directly or through one or more of its
          subsidiaries.

         n.Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding
          or air express services.

         o.Voice Initiated Election means any election concerning dividend options
          available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

         p.Voice Initiated Redemption means any redemption of shares issued by an
          Investment Company which is requested by voice over the telephone.

         q.Voice Initiated Funds Transfer Instruction means any Voice Initiated
          Redemption or Voice Initiated Election.

         For the purposes of these definitions, the singular includes the plural and the
         plural includes the singular, unless otherwise indicated.

      General Exclusions -2.This bond does not directly or indirectly cover:
      Applicable to All Insuring  a.loss not reported to the COMPANY in writing within sixty (60) days after
      Clauses   termination of this Bond as an entirety;

         b.loss due to riot or civil commotion outside the United States of
      America and
          Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs
          in transit in the circumstances recited in INSURING CLAUSE 3., provided
          that when such transit was initiated there was no knowledge on the part of
          any person acting for the ASSURED of such riot, civil commotion, military,
          naval or usurped power, war or insurrection;

         c.loss resulting from the effects of nuclear fission or fusion or radioactivity;

         d.loss of potential income including, but not limited to, interest and dividends
          not realized by the ASSURED or by any customer of the ASSURED;

         e.damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

         f.costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered
          under INSURING CLAUSE 11.;

         g.loss resulting from indirect or consequential loss of any nature;

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 11 of 19

      Conditions And
      Limitations

      General Exclusions -  h.loss resulting from dishonest acts by any member of the Board of Directors
      Applicable to All Insuring   or Board of Trustees of the ASSURED who is
      not an Employee, acting
      Clauses   alone or in collusion with others;
      (continued)  i.loss, or that part of any loss, resulting solely from any violation by the
      ASSURED or by any Employee:
          (1)of any law regulating:
            a.the issuance, purchase or sale of securities,
            b.securities transactions on security or commodity exchanges or the over the counter market,
            c.investment companies,
            d.investment advisors, or
          (2)of any rule or regulation made pursuant to any such law; or
         j.loss of confidential information, material or data;
         k.loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to
      INSURING
          CLAUSE 7. or 9.

      Specific Exclusions -3.This Bond does not directly or indirectly cover:
      Applicable To All Insuring  a.loss caused by an Employee, provided, however, this Section 3.a. shall not
      Clauses Except Insuring   apply to loss covered under INSURING CLAUSE 2.
      or 3. which results
      Clause 1.   directly from misplacement, mysterious unexplainable
      disappearance, or
      damage or destruction of Property;
         b.loss through the surrender of property away from premises of the
      ASSURED
          as a result of a threat:
          (1)to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
            ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
          (2)to do damage to the premises or Property of the ASSURED;
         c.loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
         d.loss involving Items of Deposit which are not finally paid for any reason
          provided however, that this Section 3.d. shall not apply to INSURING
          CLAUSE 10.;
         e.loss of property while in the mail;

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 12 of 19

      Conditions And
      Limitations

      Specific Exclusions -  f.loss resulting from the failure for any reason of a financial or depository
      Applicable To All Insuring   institution, its receiver or other liquidator
      to pay or deliver funds or other
      Clauses Except Insuring   Property to the ASSURED provided further that
      this Section 3.f. shall not
      Clause 1.   apply to loss of Property resulting directly from robbery, burglary,
      (continued)   misplacement, mysterious unexplainable disappearance,
damage,
          destruction or removal from the possession, custody or control of the
          ASSURED.

         g.loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
          CLAUSE 3.;

         h.loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software
          contractor or its partner, officer, or employee authorized by the
      ASSURED to
          design, develop, prepare, supply, service, write or implement programs for
          the ASSURED's Computer System; or

         i.loss resulting directly or indirectly from the input of data into a
      Computer
          System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who
          had authorized access to the customer's authentication mechanism.

      Specific Exclusions -4.This bond does not directly or indirectly cover:
      Applicable To All Insuring  a.loss resulting from the complete or partial non-payment of or default on any
      Clauses Except Insuring   loan whether such loan was procured in good
      faith or through trick, artifice,
      Clauses 1., 4., And 5.   fraud or false pretenses; provided, however, this
      Section 4.a. shall not apply
          to INSURING CLAUSE 8.;

         b.loss resulting from forgery or any alteration;

         c.loss involving a counterfeit provided, however, this Section 4.c.
      shall not
          apply to INSURING CLAUSE 5. or 6.

      Limit Of Liability/Non-5.At all times prior to termination of this Bond, this Bond shall continue in force for
      Reduction And Non-  the limit stated in the applicable sections of ITEM 2.
      of the DECLARATIONS,
      Accumulation Of Liability  notwithstanding any previous loss for which the
      COMPANY may have paid or be
         liable to pay under this Bond provided, however, that the liability of the COMPANY
         under this Bond with respect to all loss resulting from:

         a.any one act of burglary, robbery or hold-up, or attempt thereat, in which no
          Employee is concerned or implicated, or

         b.any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

         c.all acts, other than those specified in a. above, of any one person,
      or

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 13 of 19

      Conditions And
      Limitations

      Limit Of Liability/Non-  d.any one casualty or event other than those specified in a., b., or c. above,
      Reduction And Non-  shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
      Accumulation Of Liability  LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
      (continued)  the total amount of such loss or losses and shall not be cumulative in amounts
         from year to year or from period to period.

         All acts, as specified in c. above, of any one person which

         i.directly or indirectly aid in any way wrongful acts of any other person or
          persons, or

         ii.permit the continuation of wrongful acts of any other person or persons

         whether such acts are committed with or without the knowledge of the wrongful
         acts of the person so aided, and whether such acts are committed with or without
         the intent to aid such other person, shall be deemed to be one loss with the
         wrongful acts of all persons so aided.

      Discovery6.This Bond applies only to loss first discovered by an officer of the ASSURED
         during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
         ASSURED being aware of:

         a.facts which may subsequently result in a loss of a type covered by this Bond,
          or

         b.an actual or potential claim in which it is alleged that the ASSURED is liable
          to a third party,

         regardless of when the act or acts causing or contributing to such loss occurred,
         even though the amount of loss does not exceed the applicable
DEDUCTIBLE
         AMOUNT, or the exact amount or details of loss may not then be known.

      Notice To Company -7.a.The ASSURED shall give the COMPANY notice thereof at the earliest
      Proof - Legal Proceedings   practicable moment, not to exceed sixty (60)
      days after discovery of loss, in
      Against Company   an amount that is in excess of 50% of the applicable
      DEDUCTIBLE
          AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

         b.The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to,
          with full particulars within six (6) months after such discovery.

         c.Securities listed in a proof of loss shall be identified by certificate or bond
          numbers, if issued with them.

         d.Legal proceedings for the recovery of any loss under this Bond shall not be
          brought prior to the expiration of sixty (60) days after the proof of loss is filed
          with the COMPANY or after the expiration of twenty-four (24) months from
          the discovery of such loss.

         e.This Bond affords coverage only in favor of the ASSURED. No claim, suit,
          action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 14 of 19

      Conditions And
      Limitations

      Notice To Company -  f.Proof of loss involving Voice Initiated Funds
      Transfer Instruction shall
      Proof - Legal Proceedings   include electronic recordings of such
      instructions.
      Against Company
      (continued)

      Deductible Amount8.The COMPANY shall not be liable under any INSURING
      CLAUSES of this Bond
         on account of loss unless the amount of such loss, after deducting the net amount
         of all reimbursement and/or recovery obtained or made by the ASSURED, other
         than from any Bond or policy of insurance issued by an insurance company and
         covering such loss, or by the COMPANY on account thereof prior to payment by
         the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
         ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
         for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
         DECLARATIONS.

         There shall be no deductible applicable to any loss under INSURING
      CLAUSE 1.
         sustained by any Investment Company.

      Valuation9.BOOKS OF ACCOUNT OR OTHER RECORDS
         The value of any loss of Property consisting of books of account or other records
         used by the ASSURED in the conduct of its business shall be the amount paid by
         the ASSURED for blank books, blank pages, or other materials which replace the
         lost books of account or other records, plus the cost of labor paid by the
         ASSURED for the actual transcription or copying of data to reproduce such books
         of account or other records.

         The value of any loss of Property other than books of account or other records
         used by the ASSURED in the conduct of its business, for which a claim is made
         shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however,
         that the value of any Property replaced by the ASSURED with the consent of the
         COMPANY and prior to the settlement of any claim for such Property shall be the
      actual market value at the time of replacement.

         In the case of a loss of interim certificates, warrants, rights or other securities, the
         production of which is necessary to the exercise of subscription, conversion,
         redemption or deposit privileges, the value of them shall be the market value of
         such privileges immediately preceding their expiration if said loss is not discovered
         until after their expiration. If no market price is quoted for such
      Property or for
         such privileges, the value shall be fixed by agreement between the parties.

         OTHER PROPERTY

         The value of any loss of Property, other than as stated above, shall be the actual
         cash value or the cost of repairing or replacing such Property with
      Property of
         like quality and value, whichever is less.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 15 of 19

      Conditions And
      Limitations
      (continued)

      Securities Settlement10.In the event of a loss of securities covered under this Bond, the COMPANY may,
         at its sole discretion, purchase replacement securities, tender the value of the
         securities in money, or issue its indemnity to effect replacement securities.

         The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
         COMPANY'S indemnity shall be:

         a.for securities having a value less than or equal to the applicable
          DEDUCTIBLE AMOUNT - one hundred (100%) percent;

         b.for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
          DEDUCTIBLE AMOUNT bears to the value of the securities;

         c.for securities having a value greater than the applicable LIMIT OF
      LIABILITY
          - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

         The value referred to in Section 10.a., b., and c. is the value in accordance with
         Section 9, VALUATION, regardless of the value of such securities at the time the
         loss under the COMPANY'S indemnity is sustained.

         The COMPANY is not required to issue its indemnity for any portion of a loss of
         securities which is not covered by this Bond; however, the COMPANY may do so
         as a courtesy to the ASSURED and at its sole discretion.

         The ASSURED shall pay the proportion of the Company's premium charge for the
         Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
         LIMIT OF LIABILITY shall be used as payment of premium for any indemnity
         purchased by the ASSURED to obtain replacement securities.

      Subrogation - Assignment - 11. In the event of a payment under this Bond, the COMPANY shall be subrogated to
      Recovery  all of the ASSURED'S rights of recovery against any person or entity to the extent
         of such payment. On request, the ASSURED shall deliver to the COMPANY an
         assignment of the ASSURED'S rights, title and interest and causes of action
         against any person or entity to the extent of such payment.

         Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

         a.first, to the satisfaction of the ASSURED'S loss which would otherwise have
          been paid but for the fact that it is in excess of the applicable
      LIMIT OF
          LIABILITY,

         b.second, to the COMPANY in satisfaction of amounts paid in settlement of
          the ASSURED'S claim,

         c.third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
          AMOUNT, and

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 16 of 19

      Conditions And
      Limitations

      Subrogation - Assignment -  d.fourth, to the ASSURED in satisfaction of any loss suffered by the
      Recovery   ASSURED which was not covered under this Bond.
      (continued)  Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a
         recovery under this section.

      Cooperation Of Assured12.At the COMPANY'S request and at reasonable times and places designated by
         the COMPANY, the ASSURED shall:

         a.submit to examination by the COMPANY and subscribe to the same under oath,

         b.produce for the COMPANY'S examination all pertinent records, and

         c.cooperate with the COMPANY in all matters pertaining to the loss.

         The ASSURED shall execute all papers and render assistance to secure to the
         COMPANY the rights and causes of action provided for under this Bond.
      The
         ASSURED shall do nothing after loss to prejudice such rights or causes of action.

      Termination13.If the Bond is for a sole ASSURED, it shall not be terminated unless written notice
         shall have been given by the acting party to the affected party and to the
         Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
         days prior to the effective date of such termination.

         If the Bond is for a joint ASSURED, it shall not be terminated unless written notice
         shall have been given by the acting party to the affected party, and by the
         COMPANY to all ASSURED Investment Companies and to the Securities and
         Exchange Commission, Washington, D.C., not less than sixty (60) days prior to
         the effective date of such termination.

         This Bond will terminate as to any one ASSURED, other than an
Investment
         Company:

         a.immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

         b.immediately on the filing of a petition under any State or Federal statute
          relative to bankruptcy or reorganization of the ASSURED, or assignment for
          the benefit of creditors of the ASSURED, or

         c.immediately upon such ASSURED ceasing to exist, whether through merger
          into another entity, disposition of all of its assets or otherwise.

         The COMPANY shall refund the unearned premium computed at short rates in
         accordance with the standard short rate cancellation tables if terminated by the
         ASSURED or pro rata if terminated for any other reason.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 17 of 19

      Conditions And
      Limitations

      Termination  If any partner, director, trustee, or officer or supervisory employee of an
      (continued)  ASSURED not acting in collusion with an Employee learns of any dishonest act
         committed by such Employee at any time, whether in the employment of the
         ASSURED or otherwise, whether or not such act is of the type covered under this
         Bond, and whether against the ASSURED or any other person or entity, the
         ASSURED:

         a.shall immediately remove such Employee from a position that would enable
          such Employee to cause the ASSURED to suffer a loss covered by this
          Bond; and

         b.within forty-eight (48) hours of learning that an Employee has committed
          any dishonest act, shall notify the COMPANY, of such action and provide full
      particulars of such dishonest act.

         The COMPANY may terminate coverage as respects any Employee sixty (60)
         days after written notice is received by each ASSURED Investment
Company
         and the Securities and Exchange Commission, Washington, D.C. of its
      desire to
         terminate this Bond as to such Employee.

      Other Insurance14.Coverage under this Bond shall apply only as excess over any valid and collectible
         insurance, indemnity or suretyship obtained by or on behalf of:

         a.the ASSURED,

         b.a Transportation Company, or

         c.another entity on whose premises the loss occurred or which employed the
          person causing the loss or engaged the messenger conveying the
Property
          involved.

      Conformity15.If any limitation within this Bond is prohibited by any law controlling this Bond's
         construction, such limitation shall be deemed to be amended so as to equal the
         minimum period of limitation provided by such law.

      Change or Modification16.This Bond or any instrument amending or affecting this Bond may not be changed
         or modified orally. No change in or modification of this Bond shall be effective
         except when made by written endorsement to this Bond signed by an authorized
         representative of the COMPANY.

         If this Bond is for a sole ASSURED, no change or modification which would
         adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
         days after written notice has been furnished to the Securities and
      Exchange
         Commission, Washington, D.C., by the acting party.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 18 of 19

      Conditions And
      Limitations

      Change or ModificationIf this Bond is for a joint ASSURED, no charge or modification which would
      (continued)adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
       days after written notice has been furnished to all insured Investment
      Companies
       and to the Securities and Exchange Commission, Washington, D.C., by the
       COMPANY.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 19 of 19

          FEDERAL INSURANCE COMPANY

          Endorsement No. 1 Bond

          Bond Number:81951480

      NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

      REVISE ITEM 2. ENDORSEMENT

      It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and
      substituting the following:

      ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

      If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE
      and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There
      shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
      Investment Company.

         SINGLE LOSSDEDUCTIBLE
      INSURING CLAUSELIMIT OF LIABILITYAMOUNT
      1.Employee$2,500,000$0
      2.On Premises$2,500,000$10,000
      3.In Transit$2,500,000$10,000
      4.Forgery or Alteration$2,500,000$10,000
      5.Extended Forgery$2,500,000$10,000
      6.Counterfeit Money$2,500,000$10,000
      7.Threats to Person$No Coverage$N/A
      8.Computer System$2,500,000$10,000
      9.Voice Initiated Funds Transfer Instruction$2,500,000$10,000
      10.Uncollectible Items of Deposit$50,000$10,000
      11.Audit Expense$25,000$0
      12.Telefacsimile Instruction Fraud$100,000$10,000
      13.Automated Telephone System$100,000$10,000
      14.Stop Payment$100,000$10,000
      15.Unauthorized Signature$100,000$10,000

      This Endorsement applies to loss discovered after 12:01 a.m. on October 1,
      2009.

      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2009

      ICAP Bond
      Form 17-02-1582 (Ed. 5-98)Page 1

           FEDERAL INSURANCE COMPANY

           Endorsement No.: 2 Bond

           Bond Number:81951480

      NAME OF ASSURED:OPTIMUM FUND TRUST AND ITS SERIES

      TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

      It is agreed that this Bond is amended as follows:

      1.By adding the following INSURING CLAUSE:

        12.Telefacsimile Instruction

          Loss resulting directly from the ASSURED having transferred, paid or delivered any
          funds or other Property or established any credit, debited any account or given any
          value on the faith of any fraudulent instructions sent by a Customer, financial institution
          or another office of the ASSURED by Telefacsimile directly to the
      ASSURED authorizing
          or acknowledging the transfer, payment or delivery of funds or
      Property or the
          establishment of a credit or the debiting of an account or the giving of value by the
          ASSURED where such Telefacsimile instructions:

          a.bear a valid test key exchanged between the ASSURED and a Customer
or
           another financial institution with authority to use such test key for
      Telefacsimile
           instructions in the ordinary course of business, but which test key has been
           wrongfully obtained by a person who was not authorized to initiate, make,
           validate or authenticate a test key arrangement, and

          b.fraudulently purport to have been sent by such Customer or financial institution
           when such Telefacsimile instructions were transmitted without the knowledge
           or consent of such Customer or financial institution by a person other than such
           Customer or financial institution and which bear a Forgery of a signature,
           provided that the Telefacsimile instruction was verified by a direct call back to
           an employee of the financial institution, or a person thought by the
      ASSURED to
           be the Customer, or an employee of another financial institution.

      2.By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting
        the following:

        d. Customer means an individual, corporate, partnership, trust customer, shareholder or
          subscriber of an Investment Company which has a written agreement with the ASSURED
          for Voice Initiated Funds Transfer Instruction or Telefacsimile
      Instruction.

      ICAP Bond
      Form 17-02-2367 (Rev. 10-03)Page 1

      3.By adding to Section 1., Definitions, the following:

        r.Telefacsimile means a system of transmitting written documents by electronic signals
         over telephone lines to equipment maintained by the ASSURED for the purpose of
         reproducing a copy of said document. Telefacsimile does not mean electronic
         communication sent by Telex or similar means of communication, or through an
      electronic communication system or through an automated clearing house.

      4.By adding to Section 3., Specific Exclusions Applicable to All Insuring
      Clauses Except Insuring
        Clause 1. the following:

        j.loss resulting directly or indirectly from Telefacsimile instructions provided, however, this
         exclusion shall not apply to this INSURING CLAUSE.

      This Endorsement applies to loss discovered after 12:01 a.m. on October 1,
      2009.

      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2009

      ICAP Bond
      Form 17-02-2367 (Rev. 10-03)Page 2

          FEDERAL INSURANCE COMPANY

          Endorsement No.: 3 Bond

          Bond Number:81951480

      NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

      AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

      It is agreed that this Bond is amended as follows:
      1.By adding the following INSURING CLAUSE:
        13. Automated Telephone System Transaction
        Loss resulting directly from the ASSURED having transferred funds on the faith of any
        Automated Phone System (APS) Transaction, where the request for such APS
        Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for
        coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all
        APS Designated Procedures. A single failure of the ASSURED to maintain and follow a
        particular APS Designated Procedure in a particular APS Transaction will not preclude
        coverage under this INSURING CLAUSE.
      2.By adding to Section 1., Definitions, the following:

        s. APS Designated Procedures means all of the following procedures:

        (1)No APS Transaction shall be executed unless the shareholder or unitholder to whose
          account such an APS Transaction relates has previously elected to APS
          Transactions. (Election in Application)

        (2)All APS Transactions shall be logged or otherwise recorded and the records shall be
          retained for at least six (6) months. (Logging)
          Information contained in the records shall be capable of being retrieved and produced
          within a reasonable time after retrieval of specific information is requested, at a success
          rate of no less than 85 percent.

        (3)The caller in any request for an APS Transaction, before executing that APS
          Transaction must enter a personal identification number (PIN), social security number
          and account number. (Identity Test)
          If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be
          allowed additional attempts during the same telephone call to enter the PIN. The caller
          may either be instructed to redial a customer service representative or may be
          immediately connected to such a representative. (Limited attempts to
      Enter PIN)

      ICAP Bond
      Form 17-02-2345 (Ed. 10-00)Page 1

         (4)A written confirmation of any APS Transaction or change of address shall be mailed to
           the shareholder or unitholder to whose account such transaction relates, at the record
           address, by the end of the insured's next regular processing cycle, but in no event later
           than five (5) business days following such APS Transaction. (Written
      Confirmation)

         (5)Access to the equipment which permits the entity receiving the APS
      Transaction
           request to process and effect the transaction shall be limited in the following manner:
           (Access to APS Equipment)

        t.APS Election means any election concerning various account features available to the
         shareholder or unitholder which is made through the Automated Phone
      System by means of
         information transmitted by an individual caller through use of a
      Automated Phone System.
         These features include account statements, auto exchange, auto asset builder, automatic
         withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and
         change of address.

        u.APS Exchange means any exchange of shares or units in a registered account of one fund
         into shares or units in an account with the same tax identification number and same
         ownership-type code of another fund in the same complex pursuant to exchange privileges of
         the two funds, which exchange is requested through the Automated Phone
      System by
         means of information transmitted by an individual caller through use of an Automated Phone
         System.

        v.APS Purchase means any purchase of shares or units issued by an
      Investment Company
         which is requested through an Automated Phone System.

        w.APS Redemption means any redemption of shares or units issued by an
      Investment
         Company which it requested through the telephone by means of information transmitted by
         an individual caller through use of a Automated Phone System.

        x.APS Transaction means any APS Purchase, APS Redemption, APS Election or APS
         Exchange.

        y.Automated Phone System means an automated system which receives and converts to
         executable instructions transmissions through the Automated Phone
      System through use of
         a touch-tone keypad or other tone system; and always excluding transmissions from a
         computer system or part thereof.
      3.By adding the following Section after Section 4., Specific
      Exclusions-Applicable To All Insuring
        Clauses Except 1., 4., 5.:
        Section 4.A Specific Exclusion-Applicable to Insuring Clause 13

        This Bond does not directly or indirectly cover under Insuring Clause
13:
        Loss resulting from:
        a.the redemption of shares or units, where the proceeds of such redemption are made payable
         to other than:
         (1)the shares or units of record,
         (2)a person designated to receive redemption proceeds, or
         (3)a bank account designated to receive redemption proceeds, or
        b.the redemption of shares or units, where the proceeds of such redemption are paid by check
         mailed to any address, unless such address has either been designated the shareholder or
         unitholder by voice through an Automated Phone System or in writing, at least thirty (30)
         days prior to such redemption, or

      ICAP Bond
      Form 17-02-2345 (Ed. 10-00)Page 2

      c.the redemption of shares or units, where shareholder or
      unitholderoftheASSURED
       designated bank account of record.

      This Endorsement applies to loss discovered after 12:01 a.m. on October 1,
      2009.
      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2009

      ICAP Bond
      Form 17-02-2345 (Ed. 10-00)Page 3

             FEDERAL INSURANCE COMPANY
             Endorsement No.:4Bond
             Bond Number:81951480

      NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES
      STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
      It is agreed that this Bond is amended as follows:
      1. By adding the following INSURING CLAUSE:
        “14.Stop Payment Order or Refusal to Pay Check
           Loss resulting directly from the ASSURED being legally liable to pay compensatory damages
           for:
           a. complying or failing to comply with notice from any customer of the ASSURED or any
             authorized representative of such customer, to stop payment on any check or draft made or
             drawn upon or against the ASSURED by such customer or by any authorized
             representative of such customer, or
           b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any
             customer of the ASSURED or by any authorized representative of such customer.”
      2. By adding the following Specific Exclusion:
         “Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 14
         This Bond does not directly or indirectly cover:
         a. liability assumed by the ASSURED by agreement under any contract, unless such liability would
           have attached to the ASSURED even in the absence of such agreement,
         b. loss arising out of:
           (1)libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment,
             malicious prosecution, assault or battery,
           (2)sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of
             any person, or
           (3)discrimination.”
      This Endorsement applies to loss discovered after 12:01 a.m. on October 1,
      2009.
      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2009

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

            FEDERAL INSURANCE COMPANY
            Endorsement No.: 5 Bond
            Bond Number:81951480

      NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES
      UNAUTHORIZED SIGNATURE ENDORSEMENT
      It is agreed that this Bond is amended as follows:
      1.By adding the following INSURING CLAUSE:
        15.Unauthorized Signature
          Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
          Withdrawal Order made or drawn on or against the account of the
      ASSURED’S customer which
          bears the signature or endorsement of one other than a person whose name and signature is on
          file with the ASSURED as a signatory on such account.
          It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
          CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories
          on such account.
      2.By adding to Section 1., Definitions, the following:
        z. Instruction means a written order to the issuer of an Uncertificated
      Security requesting that the
          transfer, pledge or release from pledge of the specified
      Uncertificated Security be registered.
        aa. Uncertificated Security means a share, participation or other interest in property of or an
          enterprise of the issuer or an obligation of the issuer, which is:
          (1)not represented by an instrument and the transfer of which is registered on books
            maintained for that purpose by or on behalf of the issuer, and
          (2)of a type commonly dealt in on securities exchanges or markets, and
          (3)either one of a class or series or by its terms divisible into a class or series of shares,
            participations, interests or obligations.

      ICAP Bond
      Form 17-02-5602 (Ed. 10-03)Page 1

      bb.Withdrawal Order means a non-negotiable instrument, other than an
      Instruction, signed by a
       customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the
       amount of funds stated therein.

      This Endorsement applies to loss discovered after 12:01 a.m. on October 1,
      2009.

      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2009

      ICAP Bond
      Form 17-02-5602 (Ed. 10-03)Page 2

      FEDERAL INSURANCE COMPANY
      Endorsement No.: 6 Bond
      Bond Number:8195-1480

      NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES
      NON-CUMULATIVE ENDORSEMENT
      It is agreed that in the event of a loss covered under this Bond and also covered under FEDERAL
      INSURANCE COMPANY'S Bond No. 81951477 issued to DELAWARE MANAGEMENT
      HOLDINGS, INC.,
      the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by any payment under Bond No.
      81951477 and only the remainder, if any, shall be applicable to such loss hereunder.
      Name and Address of Assured:
      OPTIMUM FUND TRUST AND ITS SERIES
      2005 MARKET STREET
      PHILADELPHIA, PA 19103

      Signature of Assured’s Representative

      Position/Title

      Date
      This Endorsement applies to loss discovered after 12:01 a.m. on October 1,
      2009.
      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2009

ICAP Bond
Form 17-02-0955 (Rev. 1-97)

          ENDORSEMENT/RIDER
      Effective date of
      this endorsement/rider: October 1, 2009FEDERAL INSURANCE COMPANY
         Endorsement/Rider No.7Bond
         To be attached to and
         form a part of Bond No.81951480

      Issued to: OPTIMUM FUND TRUST AND ITS SERIES
        DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
      ENDORSEMENT
      In consideration of the premium charged, it is agreed that this Bond is amended as follows:
      1.The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
      2.The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced
        with the following:
        If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
        rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
        furnished to all insured Investment Companies and the Securities and
      Exchange Commission,
        Washington, D.C., by the COMPANY.

      The title and any headings in this endorsement/rider are solely for convenience and form no part of the
      terms and conditions of coverage.
      All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

      Effective date of
      this endorsement: October 1, 2009FEDERAL INSURANCE COMPANY
       Endorsement No.: 8 Bond
       To be attached to and form a part of Bond
       Number:81951480

      Issued to: OPTIMUM FUND TRUST AND ITS SERIES
      COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
      It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws
      or regulations prohibit the coverage provided by this insurance.

      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2009

Form 14-02-9228 (Ed. 4/2004)

      Important Notice:

      The SEC Requires Proof of Your Fidelity Insurance Policy

      Your company is now required to file an electronic copy of your fidelity insurance coverage
      (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission
      (SEC), according to
      rules adopted by the SEC on June 12, 2006.

      Chubb is in the process of providing your agent/broker with an electronic copy of your insurance
      policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
      SEC. You can expect to receive this information from your agent/broker shortly.

      The electronic copy of your policy is provided by Chubb solely as a convenience and does not
      affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
      The terms and conditions of the policy mailed to you, which are the same as those set forth in
      the electronic copy, constitute the entire agreement between your company and Chubb.

      If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

      POLICYHOLDER
      DISCLOSURE NOTICE OF
      TERRORISM INSURANCE COVERAGE
      (for policies with no terrorism exclusion or sublimit)
      You are hereby notified that, under the Terrorism Risk Insurance Act (the
      “Act”), effective
      December 26, 2007, this policy makes available to you insurance for losses arising out of
      certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
      Treasury, in concurrence with the Secretary of State and the Attorney
      General of the
      United States, to be an act of terrorism; to be a violent act or an act that is dangerous to
      human life, property or infrastructure; to have resulted in damage within the United
      States, or outside the United States in the case of an air carrier or vessel or the premises
      of a United States Mission; and to have been committed by an individual or individuals as
      part of an effort to coerce the civilian population of the United States or to influence the
      policy or affect the conduct of the United States Government by coercion.

      You should know that the insurance provided by your policy for losses caused by acts of
      terrorism is partially reimbursed by the United States under the formula set forth in the
      Act. Under this formula, the United States pays 85% of covered terrorism losses that
      exceed the statutorily established deductible to be paid by the insurance company
      providing the coverage.

      However, if aggregate insured losses attributable to terrorist acts certified under the Act
      exceed $100 billion in a Program Year (January 1 through December 31), the
      Treasury
      shall not make any payment for any portion of the amount of such losses that exceeds
      $100 billion.

10-02-1281 (Ed. 1/2003)

      If aggregate insured losses attributable to terrorist acts certified under the Act exceed
      $100 billion in a Program Year (January 1 through December 31) and we have met our
      insurer deductible under the Act, we shall not be liable for the payment of any portion of
      the amount of such losses that exceeds $100 billion, and in such case insured losses up
      to that amount are subject to pro rata allocation in accordance with procedures
      established by the Secretary of the Treasury.

      The portion of your policy’s annual premium that is attributable to insurance for such acts
      of terrorism is: $ -0-.

      If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

      IMPORTANT NOTICE TO POLICYHOLDERS

      All of the members of the Chubb Group of Insurance companies doing business in the United
      States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
      (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
      US insurance transactions is available under the Producer Compensation link located at the bottom of the
      page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from
      your producer.

      Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

      OPTIMUM FUND TRUST AND ITS SERIES
      2005 MARKET STREET
      PHILADELPHIA, PA 19103

      Re: Financial Strength
       Insuring Company: FEDERAL INSURANCE COMPANY

      Dear OPTIMUM FUND TRUST AND ITS SERIES

      Chubb continues to deliver strong financial performance. Our financial strength, as reflected in
      our published reports and our ratings, should give you peace of mind that
      Chubb will be there
      for you when you need us most.

      •Chubb’s financial results during calendar year 2009 stand out in the industry.

      •Chubb’s balance sheet is backed with investments that we believe emphasize quality,
       safety, and liquidity, with total invested assets of $42.0 billion as of
      September 30, 2009

      •With 127 years in the business, Chubb is here for the long term, which is why we vigorously
       guard our financial strength and take what we believe is a prudent approach to assuming
       risk - on both the asset and liability sides of our balance sheet.

      •Chubb is one of the most highly rated property and casualty companies in the industry,
       which is a reflection of our overall quality, strong financial condition, and strong capital
       position.
       oChubb’s financial strength rating is “A++” from A.M. Best Company, “AA”
      from Fitch,
        “Aa2” from Moody’s, and “AA” from Standard & Poor’s – the leading independent
        evaluators of the insurance industry.
       oChubb’s senior unsecured corporate debt rating from Standard & Poor’s was upgraded
        from “A” to “A+” on December 15, 2008. Standard & Poor’s also reaffirmed all of
        Chubb’s ratings with a “stable” outlook.
       oA.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a “stable”
        outlook. (For reference, A.M. Best reaffirmed us on 12/23/08, Fitch on
      2/13/09, and
        Moody’s on 2/4/09.)
       oFor more than 50 years, Chubb has remained part of an elite group of insurers that have
        maintained A.M. Best’s highest ratings.

      •Chubb was named to Standard & Poor’s list of S&P 500 Dividend
      Aristocrats, one of 52
       companies in the S&P 500 index that have increased dividends every year for at least 25
       consecutive years.

      •Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a
       conservative approach to selecting and managing our assets. Furthermore,
      Chubb does not
       have any direct exposure to the subprime mortgage-backed securities market, and we
       stopped doing new credit derivative business in 2003 and put existing business in runoff.

99-10-0100 (11/2009)

      Rarely has Chubb’s business philosophy – to underwrite conservatively and invest judiciously –
      been more important than it is today. By adhering to this philosophy, we now have the capacity
      and flexibility to respond to opportunities, especially when you engage us in fully understanding
      your business risks.

      We want you to know that Chubb is well-positioned to continue serving your needs with our
      underwriting expertise; broad underwriting appetite across all property, casualty, and specialty
      lines; and claim services. If you have any questions, feel free to call your agent or broker or
      your local Chubb underwriter. As always, we appreciate the trust you place in us as your
      insurance partner.

99-10-0100 (06/2009)